77D.             Policies With Respect to Security Investments

                (a) The Board of Trustees approved the use of investments in mortgage dollar rolls by the Core Bond Fund and Intermediate Term U.S. Government Bond Fund in an amount up to 33% of each Fund's net assets.

                (e) On November 21, 2002, the Board of Trustees eliminated the Registrant's nonfundamental investment policy stating that the Registrant does not presently intend to acquire securities issues by any other investment company, in order to allow the Registrant to invest in other investment companies.